SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                           SCHEDULE 13G

     Information Statement Pursuant to Rules 13d-1 and 13d-2
            Under the Securities Exchange Act of 1934
                       (Amendment No. 10)*

                   Sierra Health Services, Inc.
                         (Name of Issuer)

                           Common Stock
                  (Title of Class of Securities)

                           826322-10-9
                          (CUSIP Number)



*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



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                           SCHEDULE 13G

CUSIP No. 826322-10-9

1     NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                  Anthony M. Marlon, M.D.
- -----------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                 (A) |_|
                                                                        (B) |_|
- -----------------------------------------------------------------------------
3     SEC USE ONLY

- -----------------------------------------------------------------------------
4                 CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

                          5   SOLE VOTING POWER
   NUMBER OF                  1,820,999 shares of Common Stock at 12/31/97
     SHARES
  BENEFICIALLY            6   SHARED VOTING POWER
    OWNED BY                        -0- at 12/31/97
      EACH
    REPORTING             7   SOLE DISPOSITIVE POWER
     PERSON                       1,820,999 shares of Common Stock at 12/31/97
      WITH
                          8   SHARED DISPOSITIVE POWER
                                                 -0- at 12/31/97

9 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,820,999 shares of Common Stock at 12/31/97

-------------------------------------------------------------------------------
10 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* |X| See Item 4 of attached Schedule 13G
-------------------------------------------------------------------------------
11 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 9.9% of outstanding class at 12/31/97
-------------------------------------------------------------------------------
12  TYPE OF REPORTING PERSON*
      IN
-------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                        2

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Item 1.           (a)     Name of Issuer:

                               Sierra Health Services, Inc.

                      (b)     Address of Issuer's Principal Executive Offices:

                               2724 North Tenaya Way
                               Las Vegas, Nevada  89128

Item 2.           (a)     Name of Person Filing:

                               Anthony M. Marlon, M.D.
                               ("Dr. Marlon")

                      (b)     Address of Principal Business Office or, if none,
                                Residence:

                               2724 North Tenaya Way
                               Las Vegas, Nevada  89128

                      (c)    Citizenship:

                              United States of America

                      (d) Title of Class of Securities:

                               Common Stock, $.005 par value

                       (e) CUSIP Number:

                               826322-10-9

Item 3. This statement is filed pursuant to Rule 13d-1(c). Items 3(a) through 3(h) are, therefore, inapplicable.

Item 4.      Ownership

                  (a)      Amount Beneficially Owned:

                           Dr. Marlon beneficially owned 1,820,999 shares of Common Stock at December 31, 1997. That number of shares beneficially owned includes 1,724,749 shares held indirectly through a total of six trusts established by Dr. Marlon and his wife, and 1,000 shares held indirectly through a limited partnership (the "Partnership"). Dr. Marlon may be deemed to have or share voting power and/or dispositive power over

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                           the shares held by the trusts and, therefore, to have
                           beneficial ownership with respect to such shares. Dr.
                           Marlon,   as   managing   general   partner   of  the
                           Partnership, has sole voting and dispositive power over the shares held by the Partnership. Dr. Marlon disclaims beneficial ownership as to the shares held by the trusts, other than the 528,660 shares held by the Marlon Family Trust (a revocable trust of which he is a trustee). That number of shares beneficially
                           owned  also  includes   95,250  shares  that  can  be
                           acquired  within 60 days of December 31,  1997,  upon
                           exercise  of   options.   Dr.   Marlon's   beneficial
                           ownership does not include 118,292 shares held in four trusts for the benefit of family members, the trustee of each of which is Erin E. MacDonald, and does not include 435,099 shares held by the AMM and RM Family Limited Partnership ("ARFLP"), the general partner of which is a trust for the benefit of a family member; the trustees of that trust are Ms. MacDonald, William Godfrey, and Jeannine M. Zeller (daughter of Dr. Marlon). Dr. Marlon's beneficial
                           ownership  also  does  not  include   120,750  shares
                           subject to stock options which are not currently exercisable and will not become exercisable within 60 days after December 31, 1997.

                  (b)      Percent of Class:

                9.9% of the class of Common Stock outstanding at
                                December 31, 1997

                  (c) Number of shares as to which Dr. Marlon has:

                           (i) sole  power  to  vote  or  to  direct  the  vote:
                               1,820,999 shares of Common Stock at December 31, 1997 (See Item 4(a) above.)

                           (ii) shared power to vote or to direct the vote: -0-shares of Common Stock at December 31, 1997

                           (iii) sole   power  to   dispose  or  to  direct  the
                                 disposition of:
                               1,820,999 shares of Common Stock at December 31, 1997 (See Item 4(a) above.)


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                           (iv) shared   power  to  dispose  or  to  direct  the
                                disposition of:
                                 -0- shares of Common Stock at December 31, 1997

Item 5.           Ownership of Five Percent or Less of a Class

                       Not applicable.

Item 6.           Ownership of More than Five Percent on Behalf of Another
                       Person

                       Not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company

                      Not applicable.

Item 8.           Identification and Classification of Members of the Group

                       Not applicable.

Item 9.           Notice of Dissolution of Group

                       Not applicable.

Item 10.          Certification.

                        Not applicable. This statement is filed pursuant to Rule 13d-1(c).


     The filing of this Amendment to Schedule 13G and amendments hereto, and the statements herein and therein, shall not be construed as an admission that any filing person or any other person named herein is, for purposes of Section 13(d), 13(g), 16(a), or 16(b) under the Exchange Act, or for any other purpose, the beneficial owner of any of the securities described herein or therein, except to the extent that a natural person is reported as having voting and dispositive power, and thus beneficial ownership for purposes of Sections 13(d) and 13(g), over securities owned directly by such person.



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                                   SIGNATURES

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                             FEBRUARY 12, 1998
                                  Date


                             ANTHONY M. MARLON
                             ANTHONY M. MARLON, M.D.
                                  Name / Title


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